Mail Stop 3561

June 8, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

> **Re: Samsonite Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 11, 2007**
> **File No. 0-23214**

Dear Mr. Bottoli:

We have reviewed of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Charter Amendments, page 7

General, page 7

1.   Please supplementally advise us as to how you obtained stockholder approval from the Major Stockholders, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, explain what, if any, exemption from complying with the proxy rules was available to you.

Marcello Bottoli
Samsonite Corporation
June 8, 2007
Page 2

2.   You state that the validity of the amendments to your certificate of incorporation "has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might." Please disclose whether you are aware of any relevant court or jurisdiction that has not upheld or enforced similar provisions. Also, please disclose whether any Delaware or other relevant United States court has construed these provisions differently than an English court or the Panel on Takeovers and Mergers in the United Kingdom. If not, please tell us the reason you have included this disclosure in your document, especially in light of your statement on page 8 that "similar provisions have been included in the charter documents of certain non-U.K. companies that have applied for their shares to be admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the main market for listed securities of the London Stock Exchange." Also, please include disclosure indicating whether or not any of these amendments are a requirement to listing your shares on the Official List and/or to trading on the London Stock Exchange.

The Charter Amendments, page 7

Reasons for the Charter Amendments, page 7

3.   We note your disclosure in the first full paragraph on page 8 that the board approved your restated certificate of incorporation "because similar provisions have been included in the charter documents of certain non-U.K. companies that have applied for their shares to be admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the main market for listed securities of the London Stock Exchange." Also, we note that your board believed that the inclusion of the United Kingdom provisions will be in your best interests "because such provisions would make the Company's Restated Certificate of Incorporation more closely resemble the constitutional documents of a typical U.K. Company, which may enhance liquidity of the Company's Common Stock." Further, we note that your board "believes that the absence of the U.K. Provisions may discourage or prevent certain investors from participating in public offerings of the Company's Common Stock." Please provide for us and disclose in this section and throughout your document as applicable the basis of these statements and beliefs with a view towards explaining why such provisions are reflected in other company's shares that have been admitted to listing on the Official List and to trading on the London Stock Exchange.

4.   In your discussion of the reverse stock split, revise to elaborate briefly upon why "some investors may view a reverse stock split negatively."

Certain Effects of the Charter Amendments, page 8

Majority Approval and Supermajority Approval, page 9

5.   Beginning with the third-to-last paragraph on page 10, you state the reasons for and general effect of the supermajority provision added to your restated certificate of incorporation that will prevent you from amending or altering your restated certificate of incorporation going forward, issuing new shares of preferred stock, or waiving the preemptive rights provision without the affirmative vote of the holders of at least 75% of your common stock. Additionally, please state briefly your reasons for and the general effect of the other provision in your restated certificate of incorporation that will prevent you from issuing new shares of capital stock without the affirmative vote of the holders of at least a majority of your shares of capital stock entitled to vote. See Item 19 of Schedule 14A.

Provision of Information to the Company, page 11

6.   The effect of not complying with the Provision of Information to the Company and the Disclosure of Beneficial Ownership provision in your restated certificate of incorporation would appear to disenfranchise stockholders, as you have acknowledged. In this regard, your board has the sole discretion to determine that a stockholder shall not be entitled to vote if that stockholder has not complied with the Provision of Information to the Company or the Disclosure of Beneficial Ownership provision. Please provide for us an analysis that these provisions are permitted under Delaware law and please disclose how your stockholders' rights will change once these provisions take effect. Further, please tell us how you plan to enforce these provisions.

7.   Further, you state that the Provision of Information to the Company and the Disclosure of Beneficial Ownership provision in your restated certificate of incorporation are "not intended to be" anti-takeover devices. In light of this statement, please state briefly your reasons for and the general effect of these provisions. For example, you introduce this matter at the top of page 11 by stating that the Provision of Information to the Company "will allow the Board to monitor the beneficial ownership of the Company's Common Stock more effectively." Explain what purpose this will serve. See Item 19 of Schedule 14A.

Takeover Provisions, page 12

8.   In the second full paragraph on page 13, you state that "[i]f enforceable, the provisions described above (the 'Takeover Provisions') could have an anti-takeover effect." Please disclose under what circumstances, and under what jurisdictions, these provisions may not be enforceable.

9.   In this regard, we note your disclosure that the "Takeover Provisions also deter 'creeping acquisitions.'" If true, please confirm for us and clarify in your document that the reasons for and the general effect of the takeover provisions are to prevent a takeover or a creeping acquisition. Also, please disclose in your document if you have other reasons for or know other general effects of these takeover provisions.

10.   Please revise to explain whether or not any of your existing stockholders will be subject to the Takeover Provisions, considering at least one of them holds in excess of 30%.

                    *   *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard J. Grossman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile